

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2025

Daniel Boehle
Chief Financial Officer
TTM Technologies, Inc.
200 East Sandpointe
Suite 400
Santa Ana CA 92707

> **Re: TTM Technologies, Inc.**
> **Form 10-K for the year ended December 30, 2024**
> **File No. 0-32185**

Dear Daniel Boehle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing